US$750,000,000	Filed pursuant to rule 433

Floating Rate Senior Notes due 2014	File No. 333-157459
Terms and Conditions:

Issuer:	Citigroup Inc.

Ratings:	A3 (negative outlook)/A (negative outlook)/A+ (negative watch) (Moody’s / S&P / Fitch)

Trade Date:	March 29, 2011

Settlement Date:	April 1, 2011 (T+3 days)

Maturity:	April 1, 2014

Par Amount:	$750,000,000

Floating Rate:	Three-month USD-BBA-LIBOR Reuters LIBOR01

Coupon:	Three-month USD LIBOR plus 0.93%

Public Offering Price:	100.000%

Net Proceeds to Citigroup:	$748,125,000 (before expenses)

Interest Payment Dates:	Quarterly on the 1st of each January, April, July and October to maturity, with adjustment for period end dates on a modified following New York business day convention.

Interest Determination Date:	Two London Business Days prior to the first day of the related interest period

First Coupon:	July 1, 2011.

Day Count:	Actual/360.

Defeasance:	Applicable. Provisions of Sections 11.03 and 11.04 of the Indenture apply.

Redemption at Issuer Option:	Only for tax purposes.

Redemption for Tax Purposes:	Applicable at issuer option if, as a result of changes in U.S. tax law, withholding tax or information reporting requirements are imposed on payments on the notes to non-United States persons. Redemption as a whole, not in part.

Sinking Fund:	Not applicable.

Listing:	Application will be made to list the notes on the regulated market of the Luxembourg Stock Exchange.

Minimum Denomination / Multiples:	$1,000/ multiples of $1,000 in excess thereof

Book Manager:	Citigroup Global Markets Inc.

US$750,000,000	Filed pursuant to rule 433

Floating Rate Senior Notes due 2014	File No. 333-157459

Senior Co-Managers:	Deutsche Bank Securities Inc. Goldman, Sachs & Co. UBS Securities LLC Wells Fargo Securities, LLC

Junior Co-Managers	BANCO BILBAO VIZCAYA ARGENTARIA, S.A.
Blaylock Robert Van, LLC
BNP Paribas Securities Corp.
Cabrera Capital Markets, LLC
Guzman & Company
Lebenthal & Co., LLC
Lloyds Securities Inc.
Natixis Securities North America Inc.
Nomura Securities International, Inc.
RBS Securities Inc.

CUSIP:	172967 FQ 9

ISIN:	US172967FQ94
Citigroup Inc. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and the other documents Citigroup has filed with the SEC for more complete information about Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The file number for Citigroup’s registration statement is No. 333-157459. Alternatively, you can request the prospectus by calling toll-free in the United States 1-877-858-5407.